UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Guglielmi, Peter A.

   c/o TELLABS OPERATIONS, INC.
   4951 Indiana Avenue
   Lisle, IL  60532
   USA
2. Issuer Name and Ticker or Trading Symbol
   Tellabs, Inc.
   (TLAB)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   05/03/01
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |5/3/01|M   | |40,000            |A  |$0.7657    |                   |      |                           |
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Common Stock               |5/3/01|S   | |5,000             |D  |$39.10     |                   |      |                           |
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Common Stock               |5/3/01|S   | |5,000             |D  |$39.15     |                   |      |                           |
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Common Stock               |5/3/01|S   | |5,000             |D  |$39.50     |                   |      |                           |
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Common Stock               |5/3/01|S   | |5,000             |D  |$39.80     |                   |      |                           |
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Common Stock               |5/3/01|S   | |10,000            |D  |$39.00     |                   |      |                           |
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Common Stock               |5/3/01|S   | |10,000            |D  |$39.30     |190,240            |D     |                           |
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Common Stock               |      |    | |                  |   |           |13,745             |I(1)  |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Employee Stock Options|$0.7657 |5/3/0|M   | |40,000     |D  |(2)  |11/4/|Common Stock|40,000 |       |580,000(3)  |D  |            |
 (Rights to Buy)      |        |1    |    | |           |   |     |02   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) These shares are held for the benefit of the reporting person in the Tellabs Advantage Program. The information reported herein is based on a plan statement as of December 29, 2000 and represents the shares allocated to the reporting person in the Tellabs Advantage Program on such date.
(2) All shares become exercisable in cumulative annual installments of 25% on each of the 1st, 2nd, 3rd and 4th anniversaries of the grant
date.
(3) Total number of options reflect a forfeiture of 15,000 unvested options upon retirement as an employee of the
Issuer.
SIGNATURE OF REPORTING PERSON
/s/ Peter A. Guglielmi
DATE
June 7, 2001